September 17, 2024

United States Securities and Exchange Commission

Division of Corporate Finance

100 F. Street, N.E.

Washington, D.C. 20549

Attn:	Aamira Chaudhry
Doug Jones
Rucha Pandit
Lilyanna Peyser

Re:	EPWK Holdings Ltd.
Amendment No. 7 to Registration Statement on Form F-1 Filed August 12, 2024
File No. 333-269657

Ladies and Gentlemen:

EPWK Holdings Ltd. (the “Company”) submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated September 10, 2024, relating to the above referenced Registration Statement on Form F-1 (“Registration Statement”). The Company is concurrently submitting an amendment to the Registration Statement (the “Amendment No. 8”).

For the Staff’s convenience, the Staff’s comments have been stated below in their entirety in bold, followed by the corresponding responses from the Company. Except for any page references appearing in the headings or the Staff’s comments (which are references to the Registration Statement), all page references herein correspond to the page of the Amendment No. 8. Capitalized terms used but not defined in this letter have the meanings ascribed to such terms in the Amendment No. 8.

Amendment No. 7 to Registration Statement on Form F-1 Filed August 12, 2024

Exhibit 5.1

1.	Please revise the opinion to cover the shares being registered for resale by the selling stockholders.

Response: We note the Staff’s comment and have updated the Exhibit 5.1 opinion to cover shares being registered for resale by the selling stockholders.

We thank the Staff for its review of the foregoing. If you have any questions regarding this matter, please do not hesitate to contact Fang Liu at VCL Law LLP at fliu@vcllegal.com or by telephone at (703) 919-7285.

Very truly yours,

/s/ Guohua Huang
Guohua Huang
EPWK Holdings Ltd., Chief Executive Officer

cc: Fang Liu Esq., VCL Law LLP